Exhibit 99-2
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                               KOOR INDUSTRIES LTD

Date of transmission: August 15, 2007

Ref: 2007-01-359844

For the attention of:
Israel Securities Authority                 Tel-Aviv Stock Exchange Ltd.
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www.isa.gov.il                              www.tase.co.il
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                IMMEDIATE REPORT ON TRANSACTION WITH CONTROLLING
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               SHAREHOLDER OR DIRECTOR THAT DOES NOT REQUIRE THE
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                         APPROVAL OF A GENERAL MEETING
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   Regulation 37a (5) of the Securities Regulations, (Periodic and Immediate
                             Reports), 5766 - 2006

1. A report is hereby submitted on the approval of a transaction in accordance with Regulation 1 of the Companies Regulations (Dispensations for Transactions with Interested Parties), 5760 - 2000.

2.   Date of approval of transaction by Company's Audit Committee: 08/15/2007.

3. Summary of main points of the transaction and summary of reasons of the Board of Directors and the Audit Committee to approve the transaction.

Summary of main points of the transaction -

Payment of a one-time grant of NIS 2.7 million ("the Grant") to Mr. Rafi Bisker, a director of the company, or to a company under his control (in which case the Grant will be paid together with VAT as legally required), whereby the Company's share of the said grant payment shall be NIS 945 thousand and the share of Clal Tourism shall be NIS 1,755 thousand (and in the event of a payment to a company controlled by Mr. Rafi Bisker, VAT shall be added as required in law), (hereinafter "the Company's Share in the Grant" and "the Share of Clal Tourism in the Grant", respectively). This is based upon a contract of the Company with Clal Tourism, a subsidiary of IDB Development Corporation Ltd ("IDB Development") (IDB Development holds 52.2% of the company's equity, directly and indirectly through Discount Investment Corporation Ltd ("DIC")). Payment of the Grant shall be on account of the joint transaction for the sale of all the holdings (56.5%) in Sheraton Moriah (Israel) Ltd. ("Sheraton") to Azorim Tourism Ltd., and the sale of all the holdings of Clal Tourism in Accor-Clal Hotels Israel (1995) Ltd. and in Accor-Clal Hotel Management Israel Ltd. (hereinafter jointly "Accor Hotels") to Azorim Tourism Ltd. ("Azorim Tourism" and "Sheraton Accor Transaction"). Payment of the Grant is subject to the approval of payment of the Grant by the competent bodies of IDB Development and/or Clal Tourism and to payment of Clal Tourism's share of the Grant. For further information on the Sheraton Accor transaction, see the Company's Immediate Reports dated December

18, 2006 (ref. 2006-02-165367), February 28, 2007 (refs. 2007-01-323165 and
2007-02-323543), March 29, 2007 (ref. 2007-02-352688), April 19, 2007 (ref.
2007-02-366770) and April 26, 2007 (ref. 2007-02-372383).

Summary of reasons of the Board of Directors and the Audit Committee to approve the transaction -

(A) Mr. Rafi Bisker made a great contribution and committed special efforts in the interests of the Company, in advancing and completing the transaction for the sale of the Company's entire holdings (56.5%) in Sheraton Moriah (Israel) Ltd., in addition to the sale of all the holdings of Clal Tourism in Accor Hotels, as well as the capital notes and rights in respect of shareholders' loans, to Azorim Tourism Ltd. (B) The said sales transaction that, as mentioned above, was a complex one, has been facilitated, inter alia, thanks to the contribution, professional experience and special dedication of Mr. Rafi Bisker, who made enormous efforts to arrive at signature of the agreement, the compliance with many conditions precedent, including receipt of approval from the banks and completion of the transaction, while coping with significant difficulties. (C) In the past Koor had tried to sell Sheraton Hotels but without success. (D) It is proposed paying the Company's share of the grant on account of Mr. Rafi Bisker's significant contribution to obtain signature and completion of the Sheraton Accor transaction, and the enormous efforts he invested in it. The Sheraton Accor transaction was extremely important to the Company. The level of the said proposed grant takes into account the complexity of the Sheraton Accor transaction, its importance to the Company, the overall contribution received from it (including cancellation of collaterals), and Mr. Rafi Bisker's contribution to the Sheraton Accor transaction and his considerable efforts to obtain its signature and completion. (E) The Company and Clal Tourism shall share payment of the proposed Grant to Mr. Rafi Bisker pro-rata to their shares in the consideration of the Sheraton Accor transaction and their participation in its expenses, namely, the Company shall pay 35% of the Grant and Clal Tourism 65%. (F) In the light of the foregoing, the Audit Committee and the Board of Directors were of the opinion that the scale of the proposed grant was reasonable in the circumstances.

Right of shareholders to object to the dispensation -

Pursuant to the approval of the Company's Audit Committee, the Board of Directors approved, in accordance with section 1(4) of the Companies Regulations ((Dispensations for Transactions with Interested Parties), 5760 - 2000 ("Dispensation Regulations"), that the contract with Clal Tourism for the payment of a grant to Mr. Rafi Bisker in accordance with the Company's and Clal Tourism's shares in the transaction and in the transaction's expenses is a transaction of the Company, which for IDB Development, the controlling shareholder in the Company, has a personal interest, to award a grant to Mr. Rafi Bisker, and the terms in respect of the Company are not materially different from the terms in respect of Clal Tourism, taking into account the pro-rata shares in the consideration and expenses of the transaction and in the grant. Notwithstanding the applicability of section 1(4) of the Dispensation Regulations, payment of the Grant is subject to approval by the General Meeting of the Company's shareholders, with a regular majority, on account of the requirements of section 273 of the Companies Law, 5759 - 1999. See the Immediate Report concerning the convening of a General Meeting, which the Company issued in parallel with this report (ref. 2007-01-359863) and also the Immediate Report on an extraordinary transaction with an officeholder, which the Company issued on the same subject in parallel with the publication of this report (ref. 2007-01-359875).

The dispensation in accordance with Regulation 1(4) of the Dispensation Regulations shall not apply if one or more shareholders, who hold at least one percent of the Company's issued share capital or voting rights, shall inform in writing of his/her opposition to the grant of the said dispensation not later than fourteen days from the date the Company published the this report. If the said opposition is served, the award of the Company's share in the grant as stated in clause 1 above shall be subject to a General Meeting of the Company's shareholders approve the grant by a special majority as stipulated in section 275 of the Companies Law.

4. Main points of the opinion of the Companies Authority and main points of the decision of the Ministerial Committee on Privatization or details of the option whereby the dispensation was given

Explanation: Must be completed if a matter of an exceptional transaction of a public company controlled by the Government.

5.   Attached file ____________

6. There follows the text of Regulation 1c of the Companies Regulations (Dispensations for Transactions with Interested Parties), 5760 - 2000: (A) Dispensations in accordance with Regulations 1 to 1b shall not apply to a public company if the holder of one or more shares, who holds at least one percent of the Company's issued share capital or voting rights, shall inform in writing of his/her opposition to the grant of the said dispensation not later than fourteen days from the date the public company published a report in accordance with the Securities Law concerning the taking of decisions or from the date an amending report was issued to the said report. (B) Opposition was submitted as stated in sub-Regulation (A),then the transaction requires approval in accordance with what is stipulated in section 273 or 275, as applicable.



Reference numbers of previous documents on this subject (the mention does not imply inclusion in the application):

Previous names of the reporting entity:

Date of update of form structure 06/28/2007
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Name of electronic reporter: Shlomo Heller, Attorney, Company Secretary
Azrieli Center 3, Triangle Tower, 43rd Floor, Tel-Aviv 92471; telephone: 03-6075107; fax: 03-6075109; email: Shlomo_h@koor.com
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